Exhibit 99.1

HANWHA Q CELLS ANNOUNCES SOLAR MODULE SUPPLY AGREEMENT AND JOINT VENTURE PROJECT AGREEMENT WITH RENEW POWER IN INDIA

•	Hanwha Q CELLS will supply 148.8 MW of modules to ReNew Power

•	Hanwha Q Cells agrees to Joint Venture participation in two projects backed by 25-year PPA, the company’s first equity investment in solar projects in India

Seoul, South Korea -- July 21, 2015—Hanwha Q CELLS Co. Ltd (“Hanwha Q CELLS”) (NASDAQ: HQCL) today announced the signing of a solar module supply agreement and Joint Venture agreement with Renew Power Ventures Pvt. Ltd. (“ReNew Power”), one of India’s largest developers of clean energy.

Hanwha Q CELLS will provide 148.8 MW of its 310/315 Wp (HSL72S) solar modules to ReNew Power, with deliveries beginning in August of 2015 and scheduled for completion during 2016. The Company supplies its “German Engineered” modules from a diversified base of state-of-the art automated production facilities located in China, Malaysia and South Korea.

Hanwha Q CELLS has also entered into a Joint Venture Agreement with ReNew Power with potential for up to 49% equity ownership in two solar energy projects totaling 148.8 MW. Hanwha will partner with ReNew to develop, build and operate the projects. The solar projects are located in the Medak and Mehbub Nagar districts in the State of Telangana, with commissioning anticipated in June 2016. Power generated from these projects will be sold under a Purchase Power Agreement (PPA) with the Southern Power Distribution Co. of Telangana State Ltd. (TSSPDCL).

ReNew Power todays owns renewable energy assets of more than 1 GW of commissioned and under-construction in India. Mr. Sumant Sinha, Chairman & CEO of ReNew Power said, “As a leading energy company, our goal is to rapidly expand business and we wanted to partner with companies that have the right capabilities and experience to understand our business requirements. We are very pleased to partner with Hanwha Q CELLS in executing these two projects in Telangana.” He also added, “This Joint Venture is yet another step in the right direction and shows that we continue to be a partner of choice in this rapidly growing sector.”

Mr. Seong Woo Nam, CEO of Hanwha Q CELLS, said, “We are pleased to partner with ReNew Power, one of the largest Independent Power Producers (IPP) in India. Our modules possess the quality and high-efficiency characteristics that solar developers value when building solar projects.” Mr. Nam also added, “We view India as one of the most promising emerging solar markets in the world and we are aggressively pursuing business as both a preferred module supplier and as a developer of solar energy projects.”

India is one of the most rapidly growing solar markets in the world with strong government’s policy support. In 2014, Prime Minister Modi announced its plan to reach 100 GW installed PV power generation by 2020.

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About Hanwha Q CELLS

In February 2015 Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) emerged as a new global solar power leader from combining two of the world´s most recognized photovoltaic manufacturers, Hanwha SolarOne and Hanwha Q CELLS. The combined company is listed on NASDAQ under the trading symbol of HQCL. It is headquartered in Seoul, South Korea, (Global Executive Headquarters) and Thalheim, Germany (Technology & Innovation Headquarters) and is the world’s largest solar cell manufacturer as well as one of the largest photovoltaic module manufacturers. Due to its diverse international production setup including facilities in China, Malaysia and South Korea, Hanwha Q CELLS is in the unique position to flexibly address market needs globally, even including certain key markets with import tariffs, such as the USA and the European Union. Based on its well respected “Engineered in Germany” technology, innovation and quality, Hanwha Q CELLS offers the entire range of outstanding photovoltaic products, applications and solutions, from modules to kits to systems to large scale solar power plants. The combined company is also engaged in downstream development and EPC business. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East the company provides excellent services and long-term partnership to its customers in the utility, commercial, government and residential markets.

Hanwha Q CELLS is a flagship company of Hanwha Group, a Top-Ten business enterprise in South Korea. For more information, visit: http://investors.hanwha-qcells.com/

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Hanwha Q CELLS’ operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by the forward-looking statements. Further information regarding these and other risks is included in Hanwha Q CELLS filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, Hanwha Q CELLS does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About ReNew Power Ventures Pvt. Ltd.

ReNew Power Ventures Pvt. Ltd, an Independent Power Producer (IPP) company, is committed to leading a change in the country’s current energy portfolio by delivering cleaner and smarter energy choices and thereby reducing India’s carbon footprint. ReNew Power’s mission is to play a pivotal role in meeting India’s growing energy needs in an efficient, sustainable and socially responsible manner. The company creates value through reliable and efficient generation of renewable energy through best in class execution of solar and wind projects. ReNew Power generates close to 600 MW of installed and operational clean energy capacity across the states of Maharashtra, Rajasthan, Karnataka, Gujarat, Madhya Pradesh and Haryana. For more information please visit: www.renewpower.in. Follow ReNew Power on Twitter @ReNew_Power

Contact:

Hanwha Q CELLS

Investor Relations

Paul W. Combs

TEL +86 21 3852 1533 Mobile: +86-138-1612-2768

EMAIL paul.combs@hanwha-qcells.com

Source: Hanwha Q CELLS Co., Ltd.